UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934


                     Big City Radio, Inc.
                     ____________________
                        (Name of Issuer)

        Class A Common Stock, $.01 par value per share
        ______________________________________________
                 (Title of Class of Securities)

                           089098107
                         ______________
                         (CUSIP Number)

                    James H. Schropp, Esq.
           Fried, Frank, Harris, Shriver & Jacobson
              1001 Pennsylvania Avenue, Suite 800
                  Washington, D.C. 20004-2505
                        (202) 639-7110
 ___________________________________________________________
 (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)

                         November 2, 1999
    _______________________________________________________
    (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of  240.13d-
1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See  240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Schedule 13D
CUSIP No. 089098107                                Page 1 of 5

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

     Earle I. Mack
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(SEE INSTRUCTIONS):

(a)  [  ]           (b)  [  ]

3
SEC USE ONLY:

4
SOURCE OF FUNDS (SEE INSTRUCTIONS):   PF

5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):  [ ]

6
CITIZENSHIP OR PLACE OF ORGANIZATION:

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

7   SOLE VOTING POWER         471,900 shares of Class A Common
8   SHARED VOTING POWER
9   SOLE DISPOSITIVE POWER    471,900 shares of Class A Common
10  SHARED DISPOSITIVE POWER

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON:

     471,900 shares of Class A Common

12
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS):  [ ]

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     8

14
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

     IN

Item 1.  Security and Issuer

This statement relates to the Class A common stock of Big City
Radio, Inc., a Delaware Corporation, ("BCR"). The name and address of the executive office of BCR is:

     Big City Radio, Inc.
     11 Skyline Drive
     Hawthorne, N.Y.  10532

Item 2.  Identity and Background

This statement is submitted by Earle I. Mack ("Mr. Mack"), whose principal business address is 370 West Passaic Street, Rochelle Park, NJ 07662. Mr. Mack's principal occupation is that of a real estate executive and private investor. Mr. Mack is a citizen of the United States.

Mr. Mack has not, during the last five years, been convicted in a criminal proceeding and has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Considerations

On November 2, 1999, Mr. Mack purchased 132,500 shares of Class A common stock of BCR at $4.2712 per share, using his personal funds.

On November 3, 1999, Mr. Mack purchased 33,500 shares of Class A common stock of BCR at $5.00 per share, using his personal funds.

On November 4, 1999, Mr. Mack purchased 10,000 shares of Class A common stock of BCR at $4.625 per share, using his personal funds.

On November 8, 1999, Mr. Mack purchased 1,500 shares of Class A common stock of BCR at $4.479.2 per share, using his personal funds.

On November 10, 1999, Mr. Mack purchased 4,700 shares of Class A common stock of BCR at $4.50 per share, using his personal funds.

On November 12, 1999, Mr. Mack purchased 2,000 shares of Class A common stock of BCR at $4.375 per share, using his personal funds.

In addition, upon the successful completion of the merger between Hispanic Internet Holdings, Inc. (HIH) and BCR, Mr. Mack will receive the right to receive approximately 36,000 shares of BCR's Class A common stock. Because these shares will not be received until the closing of the merger, they are not included in the aggregate number of shares reported in this Schedule 13D.


Item 4.  Purpose of Transaction

Mr. Mack has acquired beneficial ownership of the shares of Class A common stock of BCR listed in this Schedule 13D for investment purposes. Mr. Mack may, from time to time, seek to increase, reduce or dispose of his investment in BCR in transactions effected on the open market, in privately negotiated transactions or otherwise.

As a shareholder, Mr. Mack is interested in the expansion of BCR's business. As a result of this interest, he played an active role in facilitating the recent merger between HIH and BCR. Mr. Mack was and is of the view that this combination presents an opportunity for expanding BCR's business through combining BCR's broadcast business with Internet entertainment, news, sports and e-commerce. To facilitate a relationship between the companies, Mr. Mack, among other things, arranged a meeting with HIH's Chairman and BCR's Chairman and participated in certain discussions regarding the proposed transaction. On November 2, 1999, BCR and HIH announced their merger agreement and that Charles Fernandez ("Mr. Fernandez") will serve as BCR's new president and chief executive officer.

Mr. Mack intends to continue to be involved with BCR and, from time to time, may offer advice and suggestions as to BCR's future plans, business and development. He is presently interested in seeing BCR revise its radio broadcast format so as to be more responsive to the rapidly growing Hispanic audience. Currently, Mr. Fernandez is exploring major metropolitan markets to determine what stations may be good candidates for converting to a Hispanic format. This is an area in which Mr. Mack believes Mr. Fernandez has experience and expertise.

Except as set forth above, Mr. Mack does not have plans or proposals with respect to any of the matters set forth in paragraphs (a) through (f) of Item 4 of Schedule 13D.


Item 5.  Interest in Securities of BCR

(a) Mr. Mack beneficially owns 471,900 shares of BCR's Class A common stock, representing 8 percent of the issued and outstanding shares of BCR's Class A common stock.

(b) Mr. Mack has the sole power to vote and dispose of all of the 471,900 shares of BCR's Class A common stock which he owns.

(c) Upon the successful completion of the merger of HIH and BCR, Mr. Mack will receive the right to acquire 36,000 shares of BCR's Class A common stock. In addition, pursuant to the terms of the merger agreement, HIH shareholders, including Mr. Mack, may become entitled to receive additional shares of Class A Common Stock, based on the achievement of certain gross revenue goals specified in the merger agreement. In accordance with the merger agreement, prior to the first anniversary of the date of execution of the agreement, Mr.
     Mack cannot sell, assign, transfer, pledge, encumber or grant any rights or interests in the 36,000 shares of Class A common stock acquired in the merger of HIH and BCR.

     On November 2, 1999, Mr. Mack purchased 132,500 shares of
     Class A common stock of the Issuer at $4.2712 per share in the open market.

     On November 3, 1999 Mr. Mack purchased 33,500 shares of
     Class A common stock of the Issuer at $5.00 per share in the open market.

     On November 4, 1999, Mr. Mack purchased 10,000 shares of
     Class A common stock of the Issuer at $4.625 per share in the open market.

     On November 8, 1999, Mr. Mack purchased 1,500 shares  of
     Class A common stock of the Issuer at $4.479.2 per share in the open market.

     On November 10, 1999, Mr. Mack purchased 4,700 shares of
     Class A common stock of the Issuer at $4.50 per share in the open market.

     On November 12, 1999, Mr. Mack purchased 2,000 shares of
     Class A common stock of the Issuer at $4.375 per share in the open market.

     The transactions described in 5(c) represent the only transactions made by Mr. Mack with regard to BCR's Class A common stock within the past sixty days.

(d)  Not Applicable.

(e)  Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of BCR.

BCR is presently considering a proposal that it grant Mr. Mack an option to acquire a number of shares of its Class A common stock as compensation for his assistance in facilitating the merger of HIH and BCR. These negotiations are currently in progress and thus far no agreement has been reached, either as to the number of shares or the terms of the option.

Item 7. Material to Be Filed as Exhibits.

                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 12, 1999              By: /s/ Earle I. Mack
                                        _________________________
                                             Earle I. Mack